April 9, 2012

David R. Humphrey, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

RE:         Champion Industries, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2011
Filed January 30, 2012
File No. 000-21084

Dear Mr. Humphrey:

    We are in receipt of your letter dated March 26, 2012 providing comments on the referenced filing for Champion Industries, Inc. (the “Company”).  The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Item 8 - Financial Statements and Supplementary Data

Statement of Cash Flows, page F -8

1.
We note your response to our previous comment 3. The guidance in ASC 230-10-50-4 states, as you have cited, that one example of a non-cash investing and financing activity is acquiring assets by assuming directly related liabilities. However, that guidance further provides the example of purchasing a building by incurring a mortgage to the seller of the building. Your transaction involves third party financing and, as such, it should not be characterized as a non-cash transaction. With respect to your observation that your demand deposit accounts were not affected by the loan, this fact is not relevant to the analysis because the loan proceeds were distributed to the selling party at your direction. Please revise your Statements of Cash Flows to present the transaction as cash provided by financing activities and used in investing activities. The presentation of any similar transactions that have been treated as non-cash activities should also be revised.

Company Response:

The Company will reflect in future filings of its form 10-K a restatement of its Statements of Cash Flows to reflect third party financing of vehicles and equipment as well as any similar transactions as investing and financing activities and not as non-cash investing and financing activities. The restatement classification for third party financing of vehicles and equipment increases cash used for investing activities and decreases, in like amount, cash used for financing activities for 2011, 2010 and 2009 by $621,000, $459,000 and $818,000. The following is the revised Statements of Cash Flows for illustrative purposes that will be reflected in future filings for applicable years on Form 10-K.
	Year Ended October 31,
	2011 (Restated)	2010 (Restated)	2009 (Restated)
Cash flows from operating activities:
Net (loss) income	$(3,976,043)	$488,134	$(27,520,624)
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization	4,086,377	4,300,662	5,244,938
(Gain) loss on sale of assets	(35,486)	15,490	(55,719)
(Gain) on early extinguishment of debt from a related party	(1,337,846)	-	-
Deferred income taxes	(2,024,921)	14,169	(13,957,990)
Deferred financing costs	436,855	372,610	309,471
Bad debt expense	269,612	370,333	876,145
Intangible impairment	8,716,868	-	41,127,483
Asset impairment	109,255	-	206,170

Restructuring charges	571,746	1,812,325	-
(Gain)/Loss on hedging agreements	-	(691,368)	577,736
Changes in assets and liabilities:
Accounts receivable	(915,456)	(79,771)	4,588,233
Deferred revenue	17,199	47,181	(63,499)
Inventories	792,607	1,471,644	852,141
Other current assets	80,076	272,942	(92,053)
Accounts payable	1,078,579	(1,295,890)	(207,527)
Accrued payroll and commissions	(377,340)	(277,049)	(333,940)
Taxes accrued and withheld	70,173	(265,992)	404,333
Accrued income taxes	27,000	1,875,107	(1,200,304)
Accrued expenses	(567,031)	(461,118)	544,710
Other liabilities	(1,800)	(1,800)	(1,800)
Net cash provided by operating activities	7,020,424	7,967,609	11,297,904
Cash flows from investing activities:
Purchase of property and equipment	(1,487,538)	(855,510)	(2,810,536)
Proceeds from sale of fixed assets	320,083	32,256	160,324
Change in other assets	5,147	7,753	5,168
Cash surrender value proceeds	-	-	874,397
Net cash used in investing activities	(1,162,308)	(815,501)	(1,770,647)
Cash flows from financing activities:
Borrowings on line of credit	33,540,000	52,260,000	600,000
Payments on line of credit	(34,240,000)	(50,560,000)	(1,000,000)
Proceeds from term debt	621,136	459,353	817,507
Increase (decrease) in negative book cash balances	140,218	1,013,713	(986,704)
Principal payments on long-term debt	(5,919,470)	(11,043,871)	(7,199,497)
Deferred financing costs	-	(440,585)	-
Dividends paid	-	-	(599,281)
Net cash used in financing activities	(5,858,116)	(8,311,390)	(8,367,975)
Net (decrease) increase in cash and cash equivalents	-	(1,159,282)	1,159,282
Cash and cash equivalents at beginning of year	-	1,159,282	-
Cash and cash equivalents at end of year	$-	$-	$1,159,282

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Commission’s request for information.  If there are any questions regarding the foregoing, or if I can be of any assistance to the Commission, please feel free to contact me at 304-528-5492.  Thank you for your consideration and cooperation.

Very truly yours,
/s/Todd R. Fry
Todd R. Fry, Chief Financial Officer
cc:           Thomas J. Murray, Esq.